UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated May 13, 2016, announcing that the Company has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2015 with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: May 13, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas Chief Operating Officer